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Filed by Spectrian Corporation
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

        The following is a series of slides used in connection with presentations by Ronald Ragland, Chairman and Chief Executive Officer of REMEC, Inc. ("REMEC"), David Morash, REMEC's Executive Vice President and Chief Financial Officer, and Thomas Waechter, President and Chief Executive Officer of Spectrian Corporation ("Spectrian"), during REMEC's and Spectrian's roadshow held on December 2-17, 2002, relating to the proposed acquisition of Spectrian by REMEC. The slides are also posted on Spectrian's internal web site.

Safe Harbor

  Forward-looking Statements

        Certain statements in this presentation, including statements regarding anticipated cost savings and synergies of the proposed acquisition of Spectrian by REMEC and the opportunities that it will bring the combined company, are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based on various factors including, and without limitation: the parties' ability to achieve the anticipated cost savings; the parties' ability to achieve the expected synergies, customer uncertainties related to the proposed acquisition or the economy in general, economic conditions and the related impact on wireless communication infrastructure spending; demand for REMEC's and Spectrian's products; rapid technological change and evolving industry standards and adverse changes in market conditions in both the United States and internationally. Further information on factors that could affect REMEC's results are included in REMEC's Annual Report on Form 10-K for the year ended January 31, 2002 on file with the Securities and Exchange Commission. Further information on factors that could affect Spectrian's results are included in Spectrian's Annual Report on Form 10-K for the year ended March 31, 2001 and Forms 10-Q for the interim quarters.

Overview

  •
  Record Performance Defense Business

  •
  Commercial Business has seen Bottom

  •
  Solid Pole Position for Telecom Recovery

  •
  Downturn has Enabled Huge Competition Leap

  •
  Best of Class Across Broad Product Range

  •
  Proven Leadership for Integrated Products

  •
  Offshore Manufacturing Transition Going Well

  •
  Global Capability & Capacity Solidified

  •
  Major Strides with Top Telecom Customers

  •
  Structured for Accretive Acquisitions

  •
  Retain Very Competitive Balance Sheet

REMEC Focus

Defense and Space

Commercial

Mobile Wireless Infrastructure

Broadband Wireless

Global Manufacturing

Advanced Technologies

REMEC Locations

Market Assessment

  •
  Bubble Funded Non-viable Competitors & Customers—Excessive Government License Fees—Funded us too!

  •
  Customers Stopped Buying—REMEC without Fundamental Execution Issues

  •
  Extremely Painful Process—Major RIF &Restructure

  •
  Competitors Gone or Weakened

  •
  Customer Forced to Assess Supplier Big Picture

  •
  Strong Customers are Solidifying—Next-Gen Procurement Beginning—Ready to Partner

  •
  China is a Huge Factor—Sales and Leverage

  •
  Spectrian Merger Strengthens REMEC Position

  •
  1st & 2nd Level Consolidation Inevitable

Defense and Space

RF and microwave products
for space, electronic warfare,
missile and communications/
navigation systems.

Design, development and production
of subsystems, integrated assemblies
and components for lower cost and
improved performance.

F-22 Stealth Fighter

CNI TRW EW LOCKHEED MARTIN RADAR NORTHROP GRUMMAN
EXPECT TO SUPPLY COMPARABLE PRODUCT TO JSF

Mobile Wireless

A range of products
in demand for wireless
communications systems including
cellular, GSM, PCS / PCN and UMTS.

Complete systems, integrated modules
and components for signal conditioning,
transport and distribution to improve
performance and decrease rollout cost.

        Mobile Wireless

Coverage Enhancement & Distribution
Cellular Power Amplifiers
Signal Conditioning Subsystems

Broadband Wireless

Delivers a broad spectrum
of microwave products for
fixed wireless access systems.

Subsystems, modules and components
to collect, transport, condition,
and distribute radio signals for
a variety of radio-based technologies.

Broadband Wireless

TRANSCEIVERS and MODULES
FIXED WIRELESS ACCESS
MODULAR POINT-to-POINT RADIO

Manufacturing

Manufacture and testing of
equipment for a range of
applications and technologies both
for internal design/development divisions
and for external customers.

Offshore facilities enable significant cost
reduction with quick development and
turnaround capabilities.

Global Manufacturing

Philippines
High volume commercial manufacturing Extensive manufacturing and test capability Very attractive economics and tax Low cost skilled labor pool ISO 9002 certified
Costa Rica
High volume commercial manufacturing Very attractive economics Available educated technical labor pool High growth rate/3x expansion ISO 9002 certified
Veritek
Automated high speed surface mount assembly Unique microwave assembly processes Sophisticated supply chain management/product test High growth rate/3x expansion ISO 9002 certified

Advanced Technologies

Advanced devices and subsystems
including microwave MMICs and highly
integrated assemblies for broadband
wireless and fiber optic applications

STRATEGY

  •
  Focus on Return to Positive Financial Performance—Retain Strong Balance Sheet

  •
  Continued Investment—Defense Technology & Growth

  •
  Complete Manufacturing Transition Offshore

  •
  Broad Technology and Defense Integration Heritage provides most likely Integrated Base Station Solution

  •
  Retain Affordable Advanced MMIC & AI Technology

  •
  Partner Focus on Customers with Industry Leadership

  •
  High Priority on Indigenous CHINA Design, Develop and Manufacturing Capability

  •
  Gain Traction in Fixed Wireless Access and MRI Radio

  •
  Constructive Non-cash Consolidation Opportunities

  •
  Aggressive Rationalization of Spectrian Infrastructure

Spectrian's Vision:

Provide advanced, cost-effective,
integrated RF base station solutions
for mobile wireless

Global Product Coverage

        There are over 800,000 Spectrian Amplifiers throughout the world.

OEM Design Wins &
Operator Proven Applications

International Operations

Spectrian and REMEC

  •
  Merger agreement revised Oct. 2002

  •
  Stock-for-stock deal, fixed exchange 1 for 1

  •
  SPCT shareholders to own 21% of combined entity

  •
  Likely closing date: Dec. 20, 2002

A Strong Strategic Combination

  •
  Complementary customer bases

  •
  Complete combined RF and microwave product line

  •
  New fully-integrated product offering

  •
  Strong North American, European and Asian engineering centers

  •
  $90M in cash, with no debt

Combined Product Offering

Financials

Current Selected Release

  •
  Sales approximately $59.5 M, up 11% quarter over quarter

  •
  Operating loss improvement—excluding onetime charges

  •
  Consolidated cash of about $90 M with Spectrian after deal costs

  •
  Expected continued quarterly sales and margin improvement in Q4

Revenue (Prior to Pooling)

Net Income (Prior to Pooling)

Balance Sheet Highlights ($ Millions)

8/3/02
Cash	$51.6
Working Capital	116.0
Total Assets	306.4
Long Term Debt	—
Equity	264.5

Quarterly Operating Cash Flow

        $ in millions

Focus on Shareholder Value

  •
  Restructure business to focus on product lines

  •
  Reorganized to eliminate redundant operations

  •
  Close or consolidate certain facilities

  •
  Annual cost reductions ~$15 M—Q4 of FY 2002

  •
  Offshore manufacturing completed Q2 FY 2003

  •
  Maximize efficiency from capital spending

  •
  Centralize cash to use assets more efficiently

Focus on Shareholder Value (cont'd)

  •
  Acquire Spectrian for stock

  •
  Sell buildings to raise approximately $10 M

  •
  Improved accounting and reporting systems

  •
  Centralize supply chain management to reduce costs

  •
  Worldwide tax planning

  •
  Increased R & D spending

  •
  Bonuses tied to business performance

  —
  Improve cash flow

  —
  Focus on cash ROI

Financial Targets

  •
  Sales of $300 M in FY2003, without Spectrian

  •
  Resume growth, target of

  —
  30% commercial

  —
  20% defense

  •
  Profitability during first half of FY 2003

  •
  Gross margin of 26% by Q4 of FY 2003

  •
  Net income of 5% by Q4 of FY 2003

  •
  Operating cash flow of $1 million/month by Q1 FY 2003

Financial Targets (cont'd)

  •
  $25M, two-year bank commitment

  •
  Continuing significant R&D investment in MCPA's/ MRI/MMIC's/FWA

  •
  Taxes

  —
  Foreign IP shift

  —
  Domestic and foreign net operating loss carry forwards

  —
  Driving to an effective tax rate of 25%

  •
  Acquisitions (accretive/synergistic/technology fill) at attractive valuations

SUMMARY

Summary

  •
  Break even by Q2 FY'03

  •
  Strong balance sheet

  •
  Spectrian strengthens balance sheet

  •
  Restructured for substantial growth

  •
  Significant market opportunities

  •
  Confident game plan

QuickLinks

Defense and Space
Mobile Wireless
Broadband Wireless
Manufacturing
Advanced Technologies
Spectrian's Vision
Financials
SUMMARY